UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   7  )*

LEE ENTERPRISES, INCORPORATED
(Name of Issuer)

Common Stock, $2.00 par value
(Title of Class of Securities)

52 3768 208
(CUSIP Number)

Edmund H. Carroll
Lane & Waterman LLP
220 N. Main Street, Ste. 600
Davenport, IA  52801
(563)324-3246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Lloyd G. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 20,000 (See Item 5)

8. Shared Voting Power 1,663,994 (See Item 5)

9. Sole Dispositive Power 20,000 (See Item 5)

10. Shared Dispositive Power 1,663,994 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,683,994 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 3.74%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Betty A. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 69,308 (See Item 5)

8. Shared Voting Power 1,504,666 (See Item 5)

9. Sole Dispositive Power 69,308 (See Item 5)

10. Shared Dispositive Power 1,504,666 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,974 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 3.50%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Gregory P. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 560,852**

8. Shared Voting Power 1,169,966 (See Item 5)

9. Sole Dispositive Power 560,852** (See Item 5)

10. Shared Dispositive Power 1,169,966 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,818 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 3.84%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**Includes 6,000 shares of Common Stock owned by Mr. Schermer’s spouse, who has sole voting and investment power regarding such shares. Mr. Schermer disclaims all beneficial interest in such shares.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Grant E. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 518,449

8. Shared Voting Power 1,682,415 (See Item 5)

9. Sole Dispositive Power 518,449 (See Item 5)

10. Shared Dispositive Power 1,682,415 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,415 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 3.74%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Management Corporation

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Colorado

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 1,163,966 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 1,163,966 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,966 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 2.58%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Investment Partnership, L.P.

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 1,163,966 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 1,163,966 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,966 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 2.58%. As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

*As more fully described in the responses to Item 2 of this Amendment No. 7, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by SMC/SIP.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer

This Amendment No. 7 to a Statement on Schedule 13D (“Amendment No. 7”) is being filed jointly by Lloyd G. Schermer, as trustee of a trust for his benefit, Betty A. Schermer, as trustee of a trust for her benefit, Gregory P. Schermer, Grant E. Schermer, SIP and SMC in accordance with Rule 13d-1(k)(1) (each of which individual or entity is sometimes referred to as a "Reporting Party" and collectively as the “Reporting Parties”).  This Amendment No. 7 hereby amends and restates the Statement on Schedule 13D, as previously amended.

All references herein to shares beneficially owned by each Reporting Person mean the Company’s Common Stock.

The address of the principal executive offices of the Company is 201 North Harrison Street, Suite 600, Davenport, IA 52801.

Item 2. Identity and Background

This Amendment No. 7 to Schedule 13D is being filed on behalf of each of the following persons:

(a)	Lloyd G. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Retired. Long-time Director, Chairman and Chief Executive Officer of the Company.  Mr. Schermer’s spouse is Betty A. Schermer and his and Betty A. Schermer’s sons are Gregory P. Schermer and Grant E. Schermer.

(d) – (e)
During the last five years, Lloyd G. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Betty A. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	None
(d) – (e)
During the last five years, Betty A. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Gregory P. Schermer
(b)	c/o of Lee Enterprises, Incorporated, 201 North Harrison Street, Suite 600, Davenport, IA 52801
(c)	Principally employed as a Director and Vice President-Interactive Media of the Company
(d) – (e)
During the last five years, Gregory P. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Grant E. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	Real Estate Developer
(d) – (e)
During the last five years, Grant E. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Schermer Investment Partnership, L.P., a Delaware limited partnership
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
SIP was established for family investment planning.  It owns 1,163,966 shares of Common Stock. Schermer Management Corporation, a Colorado corporation (“SMC”), is the sole general partner of SIP charged with management of the business of SIP, including voting and investment authority with regard to the Common Stock held by SMC/SIP. SMC has four equal stockholders: Gregory P. Schermer and Grant E. Schermer and trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer. The Board of Directors of SMC consists of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer (collectively, the “SMC Directors”). No SMC Director may act individually with regard to voting or investment of the shares of Common Stock held by SMC/SIP. Such actions require the majority vote of three SMC directors. By virtue of these actions with regard to the shares held by SMC/SIP, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act. If deemed such a group, Gregory P. Schermer, Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer, individually or through trusts, may each be deemed to be the beneficial owner of these 1,163,966 shares of Common Stock, and in the aggregate, this group would beneficially own 2,769,295 shares or 6.15% of the outstanding shares of Common Stock.

SIP’s limited partners are as follows:
(i) Gregory P. Schermer, who holds 41.50 of the limited partnership units of SIP;
(ii) separate trusts for the benefit of each of Gregory P. Schermer's four children, each of which holds 2 limited partnership units of SIP (and for which Gregory P. Schermer is the trustee);

(iii) Grant E. Schermer, who holds 49.50 limited partnership units of SIP (which includes 10 limited partnership units previously held in a trust for  the benefit of Grant E. Schermer and for which Grant E. Schermer was co-trustee); and

(iv) SMC, which holds an approximately 1% general partnership unit of SIP.
(d) – (e)
During the last five years, Schermer Investment Partnership, L.P., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	Schermer Management Corporation, a Colorado corporation
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Sole general partner of a family limited partnership.  Gregory P. Schermer, Grant E. Schermer and trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer each hold approximately 25% of SMC's outstanding stock.  See explanation of SIP above.

(d) – (e)
During the last five years, SMC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a)	Lloyd G. Schermer.

Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, Lloyd G. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by him.

On September 14, 2011, Lloyd G. Schermer disposed of 23.20 limited partnership units of SIP through a gift of 11.60 partnership units of SIP to Gregory P. Schermer and a gift of 11.60 partnership units of SIP to Grant E. Schermer. See explanation below of gifts made by his spouse, Betty A. Schermer.

On June 26, 2011, there were 44,957,601 shares of  Common Stock outstanding.  On September 14, 2011, Lloyd G. Schermer beneficially owned 1,683,994 shares of Common Stock, constituting approximately 3.74% of the shares of Common Stock outstanding.

(b)	Betty A. Schermer.

Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, Betty A. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by her.

On June 16, 2011, Grant E. Schermer, as trustee of a  grantor retained annuity trust for the benefit of Betty A. Schermer during its term and for the benefit of Grant E. Schermer upon its termination (“GRAT”), distributed 6.3361 limited partnership units which represented all units it held on such date when the GRAT terminated according to its terms. Of those units, 5.4874 were returned by the trusteee to Betty A. Schermer in satisfaction of the final annuity payment to her from the GRAT.  After satisfaction of that final annuity payment, the remaining  0.8487 units were distributed by the trustee to Grant E. Schermer as  the remainder beneficiary of  a terminating trust according to such trust's terms.

On August 2, 2011,  Betty A. Schermer, as trustee of a trust for her benefit, gave 5.1513 limited partnership units of SIP to  Grant E. Schermer.

On September 14, 2011, Betty A. Schermer disposed of 39.80 limited partnership units of SIP  through a gift of 19.90 partnership units of SIP to Gregory P. Schermer and a gift of 19.90 partnership units of SIP to Grant E. Schermer.

See explanation above  of gifts made by her spouse, Lloyd G. Schermer.

On June 26, 2011, there were 44,957,601 shares of  Common Stock outstanding.  On September 14, 2011, Betty A. Schermer beneficially owned 1,573,974 shares of Common Stock, constituting approximately 3.50% of the shares of Common Stock outstanding.

(c)	Gregory P. Schermer.

Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, Gregory P. Schermer has not acquired or disposed of any shares of  Common Stock beneficially owned by him.

On September 14, 2011, Gregory P. Schermer  received a gift from Betty A. Schermer of 19.90 limited partnership units of SIP  and received a gift from Lloyd D. Schermer of 19.90 partnership units of SIP.

On June 26,  2011, there were 44,957,601 shares of  Common Stock outstanding. On September 14, 2011, Gregory P. Schermer beneficially owned 1,730,818 shares of Common Stock, constituting approximately 3.84% of the shares of Common Stock outstanding.

(d)	Grant E. Schermer.

Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, Grant E. Schermer, individually and in his capacity as trustee of the GRAT, has not acquired or disposed of any shares of  Common Stock beneficially owned by him.

On June 16, 2011, Grant E. Schermer, as trustee of the GRAT, distributed 6.3361 limited partnership units which represented all units it held on such date when the GRAT terminated according to its terms. Of those units, 5.4874 were returned by the trusteee to Betty A. Schermer in satisfaction of the final annuity payment to her from the GRAT.  After satisfaction of that final annuity payment, the remaining  0.8487 units were distributed by the trustee to Grant E. Schermer as  the remainder beneficiary of  a terminating trust according to such trust's terms.

On September 14, 2011, Grant E. Schermer  received a gift from Betty A. Schermer of 19.90 limited partnership units of SIP and received a gift from Lloyd D. Schermer 19.90  partnership units of SIP.

On June 26, 2011, there were 44,957,601 shares of  Common Stock outstanding.  On September 14, 2011, Grant E. Schermer beneficially owned 1,682,415 shares of Common Stock, constituting approximately 3.74% of the shares of Common Stock outstanding.

(e)	Schermer Investment Partnership, L.P. Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, SIP has not acquired or disposed of any shares of Common Stock beneficially owned by it.

On June 26, 2011, there were 44,957,601 shares of  Common Stock outstanding.  On September 14, 2011, SIP beneficially owned 1,163,966 shares of Common Stock, constituting approximately 2.58% of the shares of Common Stock outstanding.

(f)	Schermer Management Corporation. Since the filing of Schedule 13D, Amendment No. 6 on April 26, 2011, SMC has not acquired or disposed of any shares of Common Stock beneficially owned by it.

On September 14, 2011, there were 44,957,601 shares of Common Stock outstanding.  On September 14, 2011, SMC beneficially owned 1,163,966 shares of Common Stock, constituting approximately 2.58% of the shares of Common Stock outstanding.

Item 4. Purpose of Transaction

SIP is a limited partnership established for family investment planning.  Any transaction described in Item 3 was made in connection with estate planning of Lloyd G. and Betty A. Schermer.

Lloyd G. Schermer and Betty A. Schermer may make further gifts of Common Stock to each of Gregory P. Schermer, his children and Grant E. Schermer.  The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

(a)
the acquisition of additional securities of the Company, or the disposition of securities of the Company, except for the possibility of the gifts by Lloyd G. Schermer and Betty A. Schermer described above, issuance of the Company’s common stock to Gregory P. Schermer under the Company’s LTIP or Employee Stock Purchase Plan and acquisitions or dispositions as a result of estate planning by or rights of inheritance of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of material amount of the assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's Restated Certificate of Incorporation, as amended, or Amended By-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of June 26, 2011 the Company had 44,957,601 shares of Common Stock outstanding.

 (a)-(b):

(1)
As of the date of this Amendment No. 7, SMC/SIP are the direct beneficial owners of 1,163,966 shares of Common Stock, representing approximately 2.58% of the issued and outstanding shares of Common Stock.

(2)
By virtue of its position as the sole general partner of SIP, as of the date of this Amendment No. 7, SMC may be deemed to be the indirect beneficial owner in the aggregate of 1,163,966 shares of Common Stock, representing approximately 2.58% of the issued and outstanding shares of Common Stock, held by SMC/SIP.

(3)
As of the date of this Amendment No. 7, Lloyd G. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,683,994 shares of Common Stock, which represents approximately 3.74% of the issued and outstanding shares of Common Stock.  Included in this total are:

(i)	20,000 shares of Common Stock held in a trust over which he, as trustee, possesses sole voting and investment power;

(ii)	110,020 shares of Common Stock held by a trust for the benefit of Gregory P. Schermer and Grant E. Schermer over which he shares voting and investment powers with a financial institution;

(iii)	320,700 shares of Common Stock held by The Adler-Schermer Foundation as to which Mr. Schermer shares voting and investment powers with Betty A. Schermer;

(iv)	69,308 shares of Common Stock owned by Lloyd G. Schermer’s wife. Accordingly, Lloyd G. Schermer could be deemed to share beneficial ownership of these shares; and

(v)
1,163,966 shares of Common Stock held by SMC/SIP, for which he shares voting and investment powers with Betty A. Schermer, Grant E. Schermer and Gregory P. Schermer, by virtue of Lloyd G. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Lloyd G. Schermer disclaims beneficial ownership of all the shares of Common Stock listed in (ii) through (iv) above and all shares of Common Stock beneficially owned by Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer.

Lloyd G. Schermer and Betty A. Schermer are the sole directors of The Adler-Schermer Foundation as to which they share voting and investment powers. In the past, shares of Common Stock have been sold by the Foundation to make distributions required by federal tax laws. If the Foundation's cash or readily marketable property other than the shares of Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, shares of Common Stock may be sold in the future to meet such distribution requirements.

(4)
As of the date of this Amendment No. 7, Betty A. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,573,974 shares of Common Stock, representing approximately 3.50% of the issued and outstanding shares of Common Stock.  Included in this total are:

(i)	69,308 shares of Common Stock held in a trust over which she, as trustee, possesses sole voting and investment power;

(ii)	320,700 shares of Common Stock held by The Adler-Schermer Foundation as to which Mrs. Schermer shares voting and investment powers with Lloyd G. Schermer;

(iii)	20,000 shares of Common Stock owned by Betty A. Schermer’s husband. Accordingly, Betty A. Schermer could be deemed to share beneficial ownership of these shares; and

(iv)
1,163,966 shares of Common Stock held by SMC/SIP, for which she shares voting and investment powers with Lloyd G. Schermer, Grant E. Schermer and Gregory P. Schermer, by virtue of her position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Betty A. Schermer disclaims beneficial ownership of all the shares of Common Stock listed in (ii) and (iii) above and all shares of Common Stock beneficially owned by Lloyd G. Schermer, Gregory P. Schermer and Grant E. Schermer.

(5)
As of the date of this Amendment No. 7, Gregory P. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,730,818 shares of Common Stock, representing approximately 3.84% of the issued and outstanding shares of Common Stock. Included in this total are:

(i)	546,688 shares of Common Stock for which Gregory P. Schermer possesses sole voting and investment power;

(ii)
8,541 shares of Common Stock held a by trust for the benefit of his son and 4,541 shares of Common Stock held by a trust for the benefit of a daughter and 541 shares of Common Stock held by separate trusts for the benefit of Gregory P. Schermer’s two other minor daughters, for all of which Gregory P. Schermer possesses sole voting and investment power, and 6,000 shares of Common Stock owned by his spouse, who has sole voting and investment power regarding such shares.  Gregory P. Schermer disclaims all beneficial interest in such shares; and

(iii)
1,163,966 shares of Common Stock held by SMC/SIP, for which he shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer, by virtue of Gregory P. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Gregory P. Schermer disclaims beneficial ownership of all shares of Common Stock listed in (ii) above and all shares of Common Stock beneficially owned by Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer.

(6)
As of the date of this Amendment No. 7, Grant E. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner of 1,682,415 shares of Common Stock, representing approximately 3.74% of the issued and outstanding shares of Common Stock. Included in this total are:

(i)
518,446 shares of Common Stock for which Grant E. Schermer possesses sole voting and investment power (which includes 200 shares of Common Stock previously held in a trust for  the benefit of Grant E. Schermer and for which Grant E. Schermer was co-trustee);

(ii)	3 shares of Common Stock, formerly held by Grant E. Schermer, as trustee, of the GRAT, for which he possesses sole voting and investment power; and
(iii)	1,163,966 shares of Common Stock held by SMC/SIP, for which he shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and Gregory P. Schermer, by

virtue of Grant E. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof. SMC is the sole general partner of SIP.

Grant E. Schermer disclaims beneficial ownership of all shares of Common Stock beneficially owned by Lloyd G. Schermer, Betty A. Schermer and Gregory P. Schermer.

Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer will act independently with respect to the shares of Common Stock over which he or she has sole investment and dispositive power.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(c)	Except for the transaction described in Item 3, the Reporting Persons have not effected any transactions in the Company's Common Stock since the filing of Amendment No. 6 to Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2011

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Lloyd G. Schermer, Trustee

Lloyd G. Schermer

Grant E. Schermer

Gregory P. Schermer

Exhibit 1

AGREEMENT

AGREEMENT, dated as of October 9, 2011, by and among Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under Section 13(d) of the Exchange Act by making a single joint filing.

NOW, THEREFORE, the undersigned, hereby agree as follows:

1. The Schedule 13D (Amendment No. 7) with respect to the Common Stock, $2.00 par value per share, of Lee Enterprises, Incorporated, to which this agreement is attached as Exhibit 1, is filed on behalf of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

2. Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation is responsible for the completeness and accuracy of the information concerning such person contained therein; provided, that no person is responsible for the completeness or accuracy of the information concerning any other person making such filing.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST Dated November 17, 1989

By:
Lloyd G. Schermer, Trustee

Lloyd G. Schermer

Grant E. Schermer

Gregory P. Schermer

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